EXHIBIT 99.2

FIRST QUARTER 2016 FINANCIAL RESULTS

General

UMeWorld is an internet technology company with a focus on the K-12 education market in China. UMFun, the Company's K-12 flagship product, is a cloud-based, patent-pending, adaptive learning and assessment platform that can intelligently analyze and adapt to a student's performance and personalizes the delivery of proprietary educational items in accordance with the student's learning needs. UMFun's off-school version is made available to Chinese K-12 students through China Mobile, the world's largest mobile service provider by network scale and subscriber base, serving over 801,000,000 customers.

UMFun is currently available to China Mobile's subscription-based "AND! Education" platform in the Shanxi, Guangxi, Guizhou and Guangdong provinces, servicing over 16,000,000 paid subscribers. Established in 2003, China Mobile's "AND! Education" K-12 subscription-based communication plat-form is the largest of its' kind in the world, used primarily by teachers, students, parents and schools through the provinces that China Mobile services.

The kindergarten-to-grade-12 (K-12) educational system in China is the largest in the world, comprising approximately 200 million students. Our objective is to become the leading kindergarten to grade 12 education services platform, content provider and social networking system in China's education sector. We intend to provide a range of services to government education authorities, schools, teachers, students and their parents. We have developed the UMFun Formative Assessment Item Bank, one of the most robust and comprehensive item banks available, is a repository of high-quality, standards-based item designed for us on district and classroom formative assessments to monitor and track student progress toward mastering standards. Using our item bank educators can:

· Evaluate student skills for placement early in the year

· Measure student progress toward provincial standards

· Provide targeted testing to identify students having difficulty with specific concepts

· Give students valuable test experience in preparation for provincial and national tests

· Assess student readiness for end-of-course or national tests

Our formative item bank consists of nearly 1,000,000 high-quality multiple choice and constructed response items aligned to provincial standards. The items in the bank cover the core subject areas of Chinese Language Arts, English Language and Mathematics.

Overview of Results of Operations

Three Months Ended	Dec 31 2015 $	Sep 30 2015 $	Jun 30 2015 $	Mar 31 2015 $	Dec 31 2014 $	Sep 30 2014 $	Jun 30 2014 $	Mar 31 2014 $
Net Sales	0	0	0	0	0	0	0	0
Net Income (Loss)	(245,220)	(389,011)	(474,750)	(296,594)	(212,937)	(369,110)	(2,933,595)	(336,871)
Net Income (Loss) per Share	(0.0028)	(0.0043)	(0.0054)	(0.0033)	(0.0024)	(0.0041)	(0.0329)	(0.0038)

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Revenues

Total revenues for the three-month period ended December 31, 2015 were $0 as compared to $0 generated for the same period a year ago.

General and Administrative Expenses

General and Administrative expenses consist primarily of personnel costs related to general management functions, finance, office overheads, as well as insurance costs and professional fees related to legal, audit and tax matters. General and Administrative expenses were $200,678 for the three months ended December 31, 2015 as compared to $163,672 incurred for the same period a year ago, an increase of $37,006.

Net Gain/(Loss) from Operations

The Company incurred a net loss of $241,167 for the three-month period ended December 31, 2015 as compared to a net loss of $212,937 incurred for the same period a year ago.

Interest Expense

Interest expense for the three-month period ended December 31, 2015 was $33,603 as compared to interest expense of $28,144 generated during the same period a year ago.

Liquidity and capital resources

As at December 31, 2015 the Company had a working capital deficiency of $805,036 as compared to a working capital of $208,581 as at December 31, 2014.

Since inception, we have financed operations primarily from the issuance of Common Stock. We expect to continue Common Stock issuances and issuance of promissory notes to fund our ongoing activities.

We currently do not have sufficient resources to carry out our entire business strategy. Therefore, we will need to raise additional capital to fund our operations sometime in the future. We cannot be certain that any financing will be available when needed. Any additional equity financings will be dilutive to our existing stockholders, and debt financing, if available, may involve restrictive covenants on our business and also the issuance of warrants or conversion features which may further dilute our existing stockholders.

We expect to continue to spend capital on:

1.	development, sales and marketing activities related to UMFun, our digital education platform; and
2.	expansion into the English language training & test prep business.

The inability to raise capital would have a material adverse effect on the Company.

Internal control over financial reporting

During the three-month period ended December 31, 2015, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.